MUNIYIELD CALIFORNIA INSURED FUND, INC.

FILE # 811-6645

ATTACHMENT 77O

TRADE DATE	DESCRIPTION OF SECURITY	ISSUE SIZE	AMOUNT PURCHASED	MEMBER OF UNDERWRITING SYNDICATE FROM WHOM FUND PURCHASED
2/16/00	LA Dept of Wtr & Pwr 6.125 2/15/18	$336,905,000	$7,140,000	JP Morgan
3/20/00	Puerto Rico GO 5.75 7/1/17	$530,910,993	$5,235,000	Goldman Sachs
3/20/00	Puerto Rico GO 5.75 7/1/19	$530,910,993	$1,695,000	Goldman Sachs
3/20/00	Puerto Rico GO 5.75 7/1/18	$530,910,993	$2,570,000	Goldman Sachs
		$	$
		$	$